PRESS RELEASE

             Tikcro Technologies Reports 2008 First Quarter Results

Tel Aviv,  Israel,  May 13, 2008 -- Tikcro  Technologies  Ltd.
(OTC BB: TIKRF) today  reported  results for the first quarter ended
March 31, 2008.

Net loss for the first quarter was $ 26,000, or $ (0.00) per share.

As of March 31, 2008 the Company had cash and marketable securities totaling $10.4 million.

About Tikcro Technologies:
Tikcro explores strategic alternatives, including a business combination with another company or to acquire minority stakes in one or more operating companies. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.


Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                           Tikcro Technologies Ltd.
                                                 Balance Sheet
                                           (US dollars in thousands)
----------------------------------------------------------------------------------------------------------------


                                                                  March 31,             December 31,
                                                                     2008                   2007
         Assets
               Current assets

               Cash and short-term marketable securities        $   10,375             $   10,325
               Other receivables                                        33                     32
                                                                ----------        ---------------
                    Total current assets                            10,408                 10,357

                    Total assets                                $   10,408             $   10,357
                                                                -----------       ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Other current liabilities and related party
               current account                                  $      164             $      170
                                                                -----------       ---------------
                    Total current liabilities                          164                    170



               Shareholders' equity                                 10,244                 10,187
                                                                -----------       ----------------

               Total liabilities and shareholders' equity       $   10,408             $   10,357
                                                                ===========       ===============

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                                     Tikcro Technologies Ltd.
                                     Statements of Operations
                         (US dollars in thousands, except per share data)

                                                             Three Months Ended March 31
                                                              2008                 2007
                                                              ----                 ----

General and administrative expenses                           $ 146       $         94
                                                         ----------------     ----------------

Total operating expenses                                       146                  94
                                                         ----------------     ----------------

Operating loss                                                (146)                (94)

Financial income, net                                          120                  112
                                                         ----------------     ----------------

Net income (loss)                                             $(26)       $         $18
                                                         ================     ================

Basic and Diluted net earnings per share                    $ (0.00)      $         0.00
                                                         ================     ================

Basic weighted average shares                                 8,093                7,909
                                                         ================     ================

Diluted weighted average shares                               8,093                8,065
                                                         ================     ================
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